Exhibit 99.3

LETTER TO PARTICIPANTS IN THE
DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

[Letterhead of UNION NATIONAL FINANCIAL CORPORATION]

[Date]

To Participants In Union National Financial Corporation's Dividend Reinvestment and Stock Purchase Plan:

We are pleased to inform you that the Board of Directors has amended Union National's Dividend Reinvestment and Stock Purchase Plan to provide greater flexibility for voluntary cash purchases of shares of common stock in Union National to be held in the Plan.

First, we have increased the maximum aggregate purchase per calendar quarter from $10,000 to $50,000 for optional cash payments.  Second, we have authorized a discount of 10% of the purchase price of shares which the Plan purchases directly from Union National using optional cash payments.  This discount will not apply to the purchase of shares by the Plan directly from Union National using cash dividends.

We appreciate your continued ownership of Union National's common stock. Please write or telephone either the plan administrator at 1-800-368-5948 or me at (717) 519-8630 with any questions that you may have.

Sincerely,

Mark D. Gainer
Chairman, President and Chief Executive Officer